Filed Pursuant to Rule 433
Registration Statement No. 333-197664

October 23, 2014

Textron Inc.

$350,000,000 3.875% Notes due 2025

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	3.875% Notes due 2025
Size:	$350,000,000
Maturity Date:	March 1, 2025
Coupon:	3.875%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2015
Price to Public:	99.903%
Benchmark Treasury:	2.375% due August 15, 2024
Benchmark Treasury Price and Yield:	100-24+ ; 2.287%
Spread to Benchmark Treasury:	160 bps
Yield:	3.887%
Make-Whole Call:	T+25 bps (prior to December 1, 2024)
Par Call:	On or after December 1, 2024
Expected Settlement Date (T+10):*	November 6, 2014
CUSIP / ISIN:	883203BV2 / US883203BV22
Expected Ratings (Moody’s/S&P)	Baa3 / BBB-
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC The Williams Capital Group, L.P.

*  It is expected that delivery of the notes will be made against payment therefor on or about November 6, 2014, which is the tenth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date hereof or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next seven succeeding business days should consult their own advisor.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (or by email at dg.prospectus_requests@baml.com) and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.